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                             January 13, 2023

       Petros Panagiotidis
       Chief Executive Officer
       Toro Corp.
       223 Christodoulou Chatzipavlou Street
       Hawaii Royal Gardens
       3036 Limassol, Cyprus

                                                        Re: Toro Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 20-F
                                                            Filed December 30,
2022
                                                            File No. 001-41561

       Dear Petros Panagiotidis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 20-F filed December 30, 2022

       Explanatory Note, page v

   1. You disclose that the Series A Preferred Shares retained by RemainCo will be issued as part of the
consideration for the contribution of the Toro Subsidiaries to Toro, and for certain balance sheet
adjustments. Please disclose reasons the number of Series A
                                                        Preferred Shares to be
retained increased from 60,000 to 140,000, and also became
                                                        convertible securities
in this last amendment, and disclose if such change in the terms of the transactions was
approved by the independent disinterested directors of Castor, based on the recommendation
of the Special Committee.
 Petros Panagiotidis
FirstName
Toro Corp.LastNamePetros Panagiotidis
Comapany
January 13,NameToro
           2023     Corp.
January
Page 2 13, 2023 Page 2
FirstName LastName
Item 3. Key Information
B. Capitalization and Indebtedness, page 1

2. We note footnote (3) discloses that Series A Preferred Shares are presented at fair value based on an independent third party valuation. Please disclose a description of the valuation technique(s) and the inputs used in the fair value measurement. We refer you to
         ASC 820-10-55-103.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-
3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Nikolaos Andronikos